VF 1-30-04

** AH 1/20/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03052799

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED DEC 30 2003 WASH. D.C. 187

SEC FILE NUMBER
8- 36788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/02 (MM/DD/YY) AND ENDING 10/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilliard Farber Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Richard J. Cotter (212) 363-6878
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street (Address) New York (City) NY (State) 10020-1299 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 1/21/2004

OATH OR AFFIRMATION

I, Richard J. Cotter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hilliard Farber Securities Corp., as of October 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARC RABINOWITZ
Notary Public, State of New York
No. 01RA6011892
Qualified in New York County
Commission Expires August 17, 2006

Notary Public

Signature

Vice President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HILLIARD FARBER SECURITIES CORP.
45 BROADWAY
NEW YORK, NEW YORK 10006
(212) 797-1980


RECEIVED
DEC 2 0 2003

STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2003

HILLIARD FARBER SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2003

ASSETS

Cash and cash equivalents	$ 10,267,346
Receivable from brokers and dealers	511,264
Securities owned:	
Marketable, at market value	573,391
Not readily marketable, at estimated fair value	3,300
Receivable from parent	5,835,281
Other assets	230,630
	$ 17,421,212

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payable to brokers and dealers	$ 2,062,623
Deferred tax liability	31,000
Accrued expenses	2,193
	2,095,816
Stockholder's equity:	
Common stock, $1 par value; 10,000 shares authorized, 3,600 shares issued and outstanding	3,600
Additional paid-in capital	2,606,400
Retained earnings	12,715,396
	15,325,396
	$ 17,421,212

The accompanying notes are an integral part of this financial statement.

HILLIARD FARBER SECURITIES CORP.

NOTES TO FINANCIAL STATEMENT

1. NATURE OF OPERATIONS:

Hilliard Farber Securities Corp. ("Company") was incorporated on August 4, 1978 in New York State as a wholly-owned subsidiary of Hilliard Farber & Co., Inc. ("Parent"). It is a member of the National Association of Securities Dealers, Inc. ("NASD") and is subject to the Securities Exchange Act of 1934.

The Company is a brokers' broker dealing in the purchase and sale of collateralized mortgage obligations and asset-backed securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

Securities transactions and related commissions are recorded on a settlement date basis. The difference between recording securities transactions on a trade date basis and a settlement date basis has been considered and is determined to be immaterial.

Valuation of Securities Owned:

Marketable securities are valued at quoted market value and securities not readily marketable are valued at fair value as determined by management.

3. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents consist of the following at October 31, 2003:

Cash	$ 83,211
Federal funds, overnight loans	3,185,000
U.S. Treasury Bill	6,999,135
	$10,267,346

4. **RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS:**

Balances receivable from and payable to brokers and dealers resulting from the Company's normal securities transactions are generally collateralized by those securities.

5. **SECURITIES OWNED:**

Marketable securities owned consist of equity securities at October 31, 2003.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Securities owned at October 31, 2003 that are not readily marketable consist of warrants convertible into common stock.

6. **INCOME TAXES:**

The Company files a consolidated federal income tax return and combined state and local returns with its Parent. The tax provision is computed as if the Company filed separate returns. The Parent makes all income tax payments directly to the taxing authorities and charges the Company for its share of the expense.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Deferred taxes have been provided to account for temporary differences arising from the recognition of unrealized gains and losses on securities owned treated differently for financial statement and income tax reporting purposes.

7. **PROFIT- SHARING PLAN AND ESOP PLAN:**

The Company participates in the Parent-sponsored defined contribution profit-sharing plan covering substantially all employees with one year of service as defined in the plan agreement. Contributions to the plan are determined at year-end by the Board of Directors. Employees qualify for benefits upon reaching the age of 60. Vesting begins at 20% after one year of service and increases 20% annually to 100% after the fifth year.

The profit-sharing plan provides employees an election to reduce compensation by voluntary contributions to a 401(k) plan.

The Company also participates in a Parent-sponsored Employee Stock Ownership Plan ("ESOP"). Employees are eligible to participate in the ESOP after one year of service and the attainment of twenty-one years of age. The ESOP provides, at the discretion of its Board of Directors, for the Company to make annual contributions up to the maximum amount permitted under the Internal Revenue Code.

8. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's uniform net capital rule 15c3-1 which requires net capital to be the greater of 1/15 of aggregate indebtedness or $100,000. At no time may the ratio of the aggregate indebtedness to net capital exceed 15 to 1.

The net capital, as defined, at October 31, 2003, and the ratio of aggregate indebtedness to net capital are as follows:

Net capital, as defined	$ 8,755,946
Minimum net capital required	137,654
Net capital in excess of minimum requirement	$ 8,618,292
Total aggregate indebtedness	$ 2,064,816
Ratio of aggregate indebtedness to net capital	.24 to 1

9. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

In the normal course of business, the Company, as agent, executes transactions with and on behalf of other brokers and dealers. If the agency transactions do not settle because of failure to perform by either counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

A substantial number of the Company's transactions are collateralized and executed with and on behalf of a limited number of brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Company.

The Company does not expect nonperformance by parties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

The Company has cash at banks in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash.

10. RELATED PARTY TRANSACTIONS:

The balance due to and from the Parent are noninterest bearing and due on demand.

The Company's Statement of Financial Condition as of October 31, 2003 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Hilliard Farber Securities Corp.

We have audited the accompanying statement of financial condition of Hilliard Farber Securities Corp. (the "Company") as of October 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hilliard Farber Securities Corp. as of October 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, N.Y.
December 15, 2003